                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 26)

                   Under the Securities Exchange Act of 1934*

                                    QVC, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437351109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              John M. Draper, Esq.
                              Senior Vice President
                              and General Counsel
                              Liberty Media Corporation
                              8101 E. Prentice Ave., Suite 500
                              Englewood, Colorado 80111
                              Tel. No. (303) 721-5400
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 21, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 21 pages
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CUSIP No. 747262 10 3

- --------------------------------------------------------------------------------
         (1)  Names of Reporting Persons S.S. or I.R.S. Identification
              Nos. of Above Persons

              LIBERTY MEDIA CORPORATION
              84 - 1146903

- --------------------------------------------------------------------------------
         (2)  Check the Appropriate Box if a Member of a Group
                                                                     (a) /X/
                                                                     (b) / /

- --------------------------------------------------------------------------------
         (3)  SEC Use Only

- --------------------------------------------------------------------------------
         (4)  Source of Funds

                      BK

- --------------------------------------------------------------------------------
         (5)  Check if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)           / /

- --------------------------------------------------------------------------------
         (6)  Citizenship or Place of Organization

              Delaware

- --------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power         0 Shares
Shares Bene-       -------------------------------------------------------------
  ficially    (8)  Shared Voting Power       18,883,801 Shares
 Owned by          -------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power    0 Shares
ing Person         -------------------------------------------------------------
  With        (10) Shared Dispositive Power  18,883,801 Shares

- --------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                   18,883,801 Shares

- --------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares                   /x/
                   Excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of the Reporting Person. Excludes 294,944 shares which may be deemed to be beneficially owned by Liberty by virtue of its ownership of equity interests in two entities which are the record owners of Company securities. Also excludes shares beneficially owned by TCI and Barry Diller. See Item 5.

- --------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)

                               40.7%  See Item 5.

- --------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                      CO





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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 26)

                                  Statement Of

                           LIBERTY MEDIA CORPORATION,

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                   QVC, INC.



                 This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc., a Delaware corporation formerly known as QVC Network, Inc. (the "Company"). The Report on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), as most recently amended by Amendment No. 25 thereto, dated as of May 18, 1994 (collectively, the "Schedule 13D"), is hereby amended and supplemented as set forth below. Certain capitalized terms used in this Report but not otherwise defined herein have the meanings previously given to them in the Schedule 13D.

                 The Reporting Person filed Amendment Nos. 14 through 24 of the
Schedule 13D as a member of the Reporting Group with Comcast and Barry Diller; however, Liberty is no longer a party to the Stockholders Agreement with Comcast and Diller and no longer may be deemed to constitute a "group" with Comcast and Diller for purposes of Rule 13d-5 under the Exchange Act solely by virtue of the collective agreements relating to the voting and disposition of Company Securities contained in the Stockholders Agreement. However, as a result of certain mutual agreements as to the voting and disposition of the Company Securities held by Liberty and Comcast contained in the Letter Agreement (as defined below) between Liberty and Comcast, Liberty and Comcast may be deemed to constitute a "group" pursuant to such Rule 13d-5 with respect to their respective beneficial ownership of the Company Securities and to share beneficial ownership of the Company Securities beneficially owned by each of them. Information contained herein relating to any person other than Liberty has been provided based upon information received by Liberty from such person, and Liberty has no responsibility for the accuracy or completeness of such information.

                 The descriptions contained herein of the Letter Agreement and the related press release are qualfied in their entirety by reference to the complete text of such documents, copies of which have been filed as Exhibits hereto and are hereby incorporated by reference herein for all purposes.





                              Page 3 of 21 pages
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ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and supplemented to include the following information:

         This Report is being filed by Liberty. On July 12, 1994, Comcast announced an offer to acquire all of the outstanding Common Stock of the Company not owned by Comcast in a business combination in which holders of Common Stock other than Comcast would receive cash and Comcast securities having a combined value of $44 per share of Common Stock. On July 21, 1994, Liberty and Comcast issued a press release announcing that they had entered into a letter agreement, dated July 21, 1994 (the "Letter Agreement"), pursuant to which Liberty has agreed to participate with Comcast in Comcast's original offer, which has been amended (as so amended, the "Offer") to (i) provide that Comcast and Liberty will be joint bidders in the Offer and (ii) change the consideration to be paid to holders of the outstanding Common Stock other than Comcast or Liberty to $44 per share in cash in a merger or other similar transaction between the Company and one or more entities owned by Liberty and/or Comcast (the "Merger").

         As a result of certain mutual agreements contained in the Letter Agreement as to the voting and disposition of the Company Securities held by Liberty and Comcast and Liberty's and Comcast's agreement to act together with respect to the Offer, Liberty and Comcast may be deemed to share beneficial ownership of the Company Securities beneficially owned by each of them and to constitute a "group" for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the Company Securities. Notwithstanding such agreements, Liberty disclaims beneficial ownership of all of such shares held by Comcast. See Items 4 and 6 below.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

         It is presently anticipated that the amount of funds required to acquire the shares of Common Stock presently outstanding and not owned by Liberty or Comcast pursuant to the Offer and to pay other related costs and expenses is approximately $1.3 billion. In connection with the making of the Offer, Comcast and Liberty have agreed in the Letter Agreement to make available, directly or indirectly, all Company Securities held, directly or indirectly, by each of them for purposes of the Offer. Liberty anticipates that such shares may be pledged as collateral in connection with obtaining the financing required to consummate the Offer.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

         The purpose of the Offer is to acquire all of the outstanding Common Stock of the Company not held by Liberty or Comcast, with the result that following the Merger Liberty and Comcast collectively will hold all of the outstanding equity securities of the Company.

         Pursuant to the Letter Agreement, Liberty and Comcast have agreed to make the Offer jointly. The Letter Agreement provides that, among other things, all material decisions relating to the Offer shall be unanimous and that Liberty and Comcast will use their





                              Page 4 of 21 pages
reasonable best efforts to resolve, on a mutually acceptible basis, any disagreements with respect to such material decisions.

         Based on Liberty's and Comcast's current relative ownership of the outstanding Company Securities and the structure of the Offer, the Letter Agreement provides that, Liberty would own approximately 43% and Comcast would own approximately 57% of the oustanding equity securities of the Company following consumation of the Offer. The Letter Agreement also contains a number of provisions relating to the governance of the Company following the consumation of the proposed Merger, which provisions generally provide that Comcast will be entitled to manage the business and affairs of the Company, except that Liberty's consent will be required prior to the entering into of certain transactions or the taking of certain actions by the Company.

         Liberty has considered, but has not made any decision, concerning its course of action if Liberty and Comcast are unable to agree upon any material decisions concerning the Offer, if the Company's Board of Directors rejects the Offer or refuses to engage in discussions with Liberty and Comcast regarding the proposed Merger, or if begun, such discussions, do not result in the execution of a mutually satisfactory merger agreement. In such event, subject to the Letter Agreement, Liberty could decide (i) to acquire additional Company Securities in the open market, in privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the Company Securities beneficially owned by it, (iii) to continue to hold such shares as a passive investment, (iv) to continue to hold such shares and actively seek, through one or more means, to obtain or influence control of the Company, or (v) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. Regardless, Liberty specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Liberty currently expects that it would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company and the cable television and entertainment programing industries generally, other business opportunities available to Liberty and TCI (as a result of the proposed combination of the respective businesses of Liberty and TCI) and other developments with respect to the business of TCI and Liberty, general economic conditions and money and stock market conditions, including the market price of the Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby supplemented and amended to include the following information:

         On July 11, 1994, Diller's option pursuant to the Liberty-QVC Agreement and the Stockholders Agreement to purchase the equivalent of 1,627,934 shares of Common Stock from Liberty expired in accordance with its terms, without Diller's having exercised all or any portion of such option. As a result, other than pursuant to the Letter Agreement, Liberty is not currently a party to any contract, arrangement or understanding with respect to the voting or disposition of the Company Securities beneficially owned by it.

         By virtue of the agreements made by Liberty and Comcast in the Letter Agreement, Liberty may be deemed to have shared voting and dispositive power with Comcast with respect to the Company Securities beneficially owned by each of Liberty and Comcast. See Items 4 and 6. As a result, Liberty may be deemed to beneficially own





                              Page 5 of 21 pages

Company Securities representing approximately 40.7% of the outstanding Common Stock, consisting of 10,255,867 shares held by Liberty (which amount does not include any shares held by Sioux Falls, LCI or TCI) and 8,627,934 shares held by Comcast (which amount includes certain warrants to purchase shares of Common Stock but does not include any shares held by Mr. Diller). Notwithstanding such agreements, Liberty disclaims beneficial ownership of all of such shares held by Comcast.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby supplemented and amended to include the following information:


         The information contained in Items 3 and 4 above is incorporated by reference in this Item 6.

         In the Letter Agreement each of Liberty and Comcast has agreed that until the consummation of Merger or the earlier termination of the Letter Agreement, it will vote all Company Securities beneficially owned by it in favor of the Merger and any related matters, and will not sell or dispose of any Company Securities or enter into any agreement relating to the voting or sale or purchase of its Company Securities.

         The Letter Agreement also provides for the termination of the obligations of Liberty and Comcast thereunder under certain circumstances set forth in Section 11 of the Letter Agreement.

         The descriptions contained herein of the Letter Agreement and the related press release are qualified in their entirety by reference to the full text of such documents, copies of which have been filed as Exhibits hereto and which are hereby incorporated by reference herein for all purposes.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby supplemented and amended to include the following information:

         99.44 Letter Agreement, dated July 21, 1994, from Comcast Corporation to Liberty Media Corporation.

         99.45 Press Release, dated July 21, 1994, by Liberty Media Corporation and Comcast Corporation.





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                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  July 21, 1994


                                                 LIBERTY MEDIA CORPORATION


                                                 By:     /s/ Peter R. Barton
                                                    ---------------------------
                                                     Name:  Peter R. Barton
                                                     Title: President





                             Page 7 of 21 pages
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                                 Exhibit Index

Exhibit                                                                          Page
  No.                             Description                                    No.
- -------                           -----------                                    ----
  99.44            Letter Agreement, dated July 21, 1994, from Comcast
                   Corporation to Liberty Media Corporation.

  99.45            Press Release, dated July 21, 1994, by Liberty Media
                   Corporation and Comcast Corporation.




                              Page 8 of 21 pages